UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIPSHOP HOLDINGS LIMITED

(Name of Subject Company (Issuer))

VIPSHOP HOLDINGS LIMITED

(Name of Filing Person (Issuer))

1.50% Convertible Senior Notes due 2019

(Title of Class of Securities)

92763WAA1

(CUSIP Number of Class of Securities)

Donghao Yang

Chief Financial Officer

Vipshop Holdings Limited

No. 20 Huahai Street

Liwan District, Guangzhou 510370

People’s Republic of China

+86 (20) 2233-0000

with copy to:

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

42/F, Edinburgh Tower, The Landmark

15 Queen’s Road, Central

Hong Kong

+852 3740-4700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
US$632,500,000(1)	US$73,306.75(2)

(1)         Calculated solely for purposes of determining the filing fee. The purchase price of the 1.50% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of February 22, 2017, there was US$632,500,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$632,500,000 (excluding accrued but unpaid interest).

(2)         The filing fee was previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$115.90 for each US$1,000,000 of the value of the transaction.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Vipshop Holdings Limited (the “Company”) on February 14, 2017 (the “Schedule TO”), relating to the Company’s 1.50% Convertible Senior Notes due 2019 (the “Notes”). This Amendment relates to the right of each holder (the “Holder”) of the Notes to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Company’s Put Right Notice to the Holders dated February 14, 2017 (the “Put Right Notice”) and the related notice materials filed as exhibits to the Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The information contained in the Schedule TO, including the Put Right Notice, as supplemented and amended by the information contained in Items 1 and 4 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

ITEM 1.    SUMMARY TERM SHEET.

Item 1 of the Schedule TO and the Summary Term Sheet contained in the Put Right Notice are hereby amended and supplemented to include the following information:

Your right to exercise the Put Right, which was previously set to expire at 5:00 p.m., New York City time, on Monday, March 13, 2017, will now expire at 11:59 p.m., New York City time, on Tuesday, March 14, 2017 (the “Expiration Date”). The deadline for the exercise of the right to withdraw a previous exercise of the Put Right, which was previously set at 5:00 p.m., New York City time, on Tuesday, March 14, 2017, will now also be 11:59 p.m., New York City time, on Tuesday, March 14, 2017. The 2017 Repurchase Price, which is equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, March 15, 2017, will be paid in cash with respect to any and all Notes validly surrendered for repurchase and not withdrawn prior to 11:59 p.m., New York City time, on Tuesday, March 14, 2017. The press release extending the Expiration Date is attached as Exhibit (a)(5)(B) hereto and incorporated herein by reference. All references in the Schedule TO and exhibits thereto to an expiration date of 5:00 p.m., New York City time on Monday, March 13, 2017, or to a deadline of 5:00 p.m., New York City time on Tuesday, March 14, 2017, are hereby amended to be references to 11:59 p.m., New York City time, on Tuesday, March 14, 2017.

ITEM 4.    TERMS OF THE TRANSACTION.

The Put Right Notice and Item 4 of the Schedule TO are hereby amended and supplemented to include the information set forth in Item 1 above, which is incorporated by reference herein, as well as the following information:

Holders of Notes in global form that wish to exercise the Put Right with respect to such Notes between 5:00 p.m. and 11:59 p.m., New York City time, on Tuesday, March 14, 2017 must, instead of complying with the DTC procedures, complete and sign a 2017 Repurchase Notice in the form attached to the Put Right Notice as Annex A in accordance with the instructions set forth therein, have the signature thereon guaranteed and deliver such manually signed 2017 Repurchase Notice to the Paying Agent prior to 11:59 p.m., New York City time, on Tuesday, March 14, 2017. All signatures on a 2017 Repurchase Notice must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”); provided, however, that signatures need not be guaranteed if such Notes are tendered for the account of an Eligible Institution. If a 2017 Repurchase Notice is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

Holders of Notes in global form that wish to withdraw previous exercise of the Put Right with respect to such Notes between 5:00 p.m. and 11:59 p.m., New York City time, on Tuesday, March 14, 2017 must, instead of complying with the DTC withdrawal procedures, complete and sign a notice of withdrawal specifying (1) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted, which portion must be US$1,000 aggregate principal amount or an integral multiple thereof, (2) the certificate numbers of the Notes in respect of which such notice of withdrawal is being submitted, and (3) the principal amount, if any, of such Note which remains subject to the 2017 Repurchase Notice, which portion must be US$1,000 aggregate principal amount or an integral multiple thereof, and deliver such manually signed notice of withdrawal to the Paying Agent prior to 11:59 p.m., New York City time, on Tuesday, March 14, 2017.

For purposes of the Put Right Notice, the address of the Paying Agent is:

By regular, registered or certified mail or overnight courier:	For information or confirmation during regular business hours:

DB Services Americas, Inc. 5022 Gate Parkway Suite 200 MS JCK01-0218 Jacksonville, FL 32256 U.S.A.	Telephone: +1 (800) 735-7777
For information or confirmation after 5:00 p.m. (New York City time) on March 14, 2017:
By facsimile, for Eligible Institutions only:
+1 (615) 866-3889	Telephone: +1 (877) 843-9767 E-mail: db.reorg@db.com

ITEM 12.    EXHIBITS.

(a)(1)*                                                           Put Right Notice to Holders of 1.50% Convertible Senior Notes due 2019 Issued by Vipshop Holdings Limited, dated February 14, 2017.

(a)(5)(A)*                                          Press release issued by the Company, dated February 14, 2017.

(a)(5)(B)                                                 Press release issued by the Company, dated February 22, 2017.

(b)                                                                                 Not applicable.

(d)(1)*                                                           Indenture, dated as of March 17, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee, incorporated by reference to Exhibit 2.4 from the Company’s Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014.

(d)(2)*                                                           First Supplemental Indenture, dated as of March 17, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee, incorporated by reference to Exhibit 2.5 from the Company’s Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014.

(d)(3)*                                                           Second Supplemental Indenture, dated as of November 11, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee, incorporated by reference to Exhibit 2.7 from the Company’s Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 24, 2015.

(g)                                                                                  Not applicable.

(h)                                                                                 Not applicable.

*              Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIPSHOP HOLDINGS LIMITED

By:	/s/ Donghao Yang
	Name:	Donghao Yang
	Title:	Chief Financial Officer

Dated:  February 22, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Put Right Notice to Holders of 1.50% Convertible Senior Notes due 2019 Issued by Vipshop Holdings Limited, dated February 14, 2017.

(a)(5)(A)*	Press release issued by the Company, dated February 14, 2017.

(a)(5)(B)	Press release issued by the Company, dated February 22, 2017

(d)(1)*

Indenture, dated as of March 17, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee, incorporated by reference to Exhibit 2.4 from the Company’s Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014.

(d)(2)*

First Supplemental Indenture, dated as of March 17, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee, incorporated by reference to Exhibit 2.5 from the Company’s Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 25, 2014.

(d)(3)*

Second Supplemental Indenture, dated as of November 11, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee, incorporated by reference to Exhibit 2.7 from the Company’s Annual Report on Form 20-F (File No. 001-35454) filed with the Securities and Exchange Commission on April 24, 2015.

*              Previously filed.